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Pernod Ricard

SUPPL

Havana Club
WTO Rules that Section 211 Violates International Agreements on Trademark Protection

Congress should repeal Section 211
to ensure worldwide protection of intellectual property rights,
Pernod Ricard asserts

Washington, D.C. January 3, 2002 -- The World Trade Organization Appellate Body has issued a ruling today on "Section 211." This US legislation was adopted in 1998 aimed at preventing the future sale of the Cuban rum brand "Havana Club" in the USA by Havana Club International.

This provision was found inconsistent with U.S. obligations to protect and enforce intellectual property rights under the WTO Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS). The final decision finds that Section 211 blatantly violates two fundamental aspects of the TRIPS Agreement, namely the prohibition on discrimination against foreigners and the "most favored nation treatment" principle (i.e. in this case the obligation to grant Cuba the same trademark protection as to other WTO Member States).

The Appellate Body recommends that the United States "bring its measures into conformity with its obligations under the TRIPS Agreement."

"*We are extremely pleased that the EU has prevailed in this proceeding,*" says Mark Orr, vice president of North American affairs for Pernod Ricard. *"This decision strengthens the position of Havana Club International in defending its rights concerning the ownership of the Havana Club trademark in the US."*

Background

Section 211 prohibits U.S. courts from recognizing assertions of rights to certain Cuban-origin trademarks or names and blocks the U.S. government from accepting fees associated with the registration or renewal of such marks and names. The provision applies to trademarks or trade names that are "the same as or substantially similar" to those that were at one time "used in connection with" a business whose assets were confiscated without adequate compensation.

Havana Club is a premium rum produced in Cuba and marketed worldwide by Havana Club Holding (HCH) through Havana Club International (HCI). Formed in 1993, HCH is a joint venture between Havana Rum and Liquors of Cuba and Pernod Ricard of France. The joint venture currently sells Havana Club rum in more than 80 countries around the globe.

In 1973, the original owner of the U.S. Havana Club trademark, a company called José Arechabala S.A., failed to renew the registration of this mark with the U.S. Patent and Trademark Office. As a result, the mark became freely available in the U.S., and in 1976, three years after its abandonment, a Cuban company called Cubaexport lawfully acquired ownership rights to it through an uncontested registration at the USPTO.

When the HCH joint venture was formed in 1993, it acquired all the Havana Club trademark rights from Cubaexport. HCH currently owns the trademark rights for Havana Club in 183 countries, including the United States.

Please contact :

Wanda Moebius, Dittus Communications
Telephone: 202-715-1539
Email: wanda.moebius@dittus.com

Michelle Semones, Dittus Communications
Telephone: 202-715-1536
Email: michelle.semones@dittus.com

Pernod Ricard

Pernod Ricard :
Interim dividend of Euro 0.80 net

Paris, 19 December 2001 – Pernod Ricard's board of directors agreed on December 18, 2001 to pay an interim dividend of Euro 0.80 net with a Euro 0.40 tax credit. This dividend will be paid on January 10, 2002.

In keeping with Pernod Ricard normal practice, this amount is equivalent to half the full dividend paid last year.

For further information, please contact:

Alain-Serge Delaitte/Corporate Communications: (33 1) 40 76 77 12
Patrick de Borredon/Investor Relations: (33 1) 40 76 77 33
Barbara M. Burns: (212) 486 1140

Pernod Ricard

Contact : Communication Dept (33 1) 40 76 77 12
Barbara M. Burns (212) 486 1140

PERNOD RICARD NAMES INVESTOR RELATIONS DIRECTOR:

PATRICK DE BORREDON FROM SCHNEIDER ELECTRIC

Paris, December 19, 2001..... Pernod Ricard of France has named Patrick de Borredon to the new position of Investor Relations Director of the major spirits and wine company. The company anticipates becoming the number three worldwide in its category on completion of the acquisition of Seagram's brands by Diageo and Pernod Ricard which is awaiting approval by regulatory authorities in Washington.

P. de Borredon joined Pernod Ricard in January 2001 from Schneider Electric of France, where he created and developed the Financial Communication Department. From 1989 to 1993, he served as Managing Director of Télémecanique NV-SA (Belgium) and as Head of the Internal Audit Department at Merlin Gerin, Grenoble, France. A graduate of Sup de Co Amiens with a Master's degree in Economics, he began his career in the Finance Department of Télémecanique in 1974.

The company's ordinary shares are traded on the Paris Bourse as PERP.PA. The company is traded through American Depository Receipts, or ADRs, as PDRDY.

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